Pricing Sheet No. K191 (BAH 1569)
To the Underlying Supplement dated March 23, 2012,
Product Supplement No. AK-I dated March 23, 2012,
Prospectus Supplement dated March 23, 2012 and
Prospectus dated March 23, 2012
Filed Pursuant to Rule 433 Registration Statement No. 333-180300-03 September 14, 2012
Financial Products	$4,000,000 Buffered Accelerated Return Equity Securities due September 22, 2014 Linked to the Performance of the Energy Select Sector SPDR® Fund
Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch
Underlying:
The securities are linked to the performance of the Energy Select Sector SPDR® Fund. For more information on the Underlying, see “The Reference Funds—The S&P SPDR® Funds—The Energy Select Sector SPDR® Fund” in the accompanying underlying supplement. The Underlying is identified in the table below, together with its Bloomberg ticker symbol and Initial Level:

	Underlying	Ticker	Initial Level
	Energy Select Sector SPDR® Fund	XLE UP	$76.57
Trade Date:	September 14, 2012
Settlement Date:	Expected to be September 21, 2012
Upside Participation Rate:	200%
Downside Participation Rate:	125%
Redemption Amount:
At maturity, you will be entitled to receive a Redemption Amount in cash that will equal the principal amount of the securities you hold multiplied by the sum of 1 plus the Underlying Return, calculated as set forth below. Any payment on the securities is subject to our ability to pay our obligations as they become due.

Underlying Return:	• If the Final Level is equal to or greater than the Initial Level, the Underlying Return will be the lesser of (i) the Underlying Return Cap and (ii) an amount calculated as follows:

• If the Final Level is less than the Initial Level by not more than the Buffer Amount, the Underlying Return will equal zero.
• If the Final Level is less than the Initial Level by more than the Buffer Amount, the Underlying Return will be calculated as follows:

If the Final Level is less than the Initial Level by more than the Buffer Amount, the Underlying Return will be negative and you will receive less than the principal amount of your securities at maturity. You could lose your entire investment. Any payment on the securities is subject to our ability to pay our obligations as they become due.

Underlying Return Cap:	23.50%
Buffer Amount:	20%
Initial Level:	As set forth in the table above
Final Level:	The closing level of the Underlying on the Valuation Date.
Valuation Date:†	September 15, 2014
Maturity Date:†	September 22, 2014
Calculation Agent:	Credit Suisse International
Form and Denomination:	Registered medium-term notes in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
Listing:	The securities will not be listed on any securities exchange.
CUSIP:	22546TZN4
Offering Price:	$1,000 per security (100%).
Underwriting Discounts and Commissions	$2.50 per $1,000 principal amount of securities.
Investing in the securities involves a number of risks. See “Risk Factors” beginning on page PS-3 of the accompanying product supplement.
†  The Valuation Date is subject to postponement if such date is not an underlying business day or as a result of a market disruption event and the Maturity Date is subject to postponement if such date is not a business day or if the Valuation Date is postponed, in each case as described in the accompanying product supplement under “Description of the Securities—Market disruption events.”
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, the product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.
The securities are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.
Credit Suisse has filed a registration statement (including underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read this communication together with the Underlying Supplement dated March 23, 2012, Product Supplement No. AK-I dated March 23, 2012, Prospectus Supplement dated March 23, 2012 and Prospectus dated March 23, 2012, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You should, in particular, review the “Risk Factors” section of the product supplement, which sets forth a number of risks related to the securities. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse will arrange to send you the underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll free 1-800-221-1037.

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